Exhibit 2.3

DESCRIPTION OF SECURITIES

As at 31 December 2021, Prudential Plc (“Prudential”, “Company”, “we”, “us”, “our”) had five classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Ordinary Shares, 5 pence par value each (the “Ordinary Shares”), (ii) American Depositary Shares, each representing two Ordinary Shares and (iii) 3.125% senior notes due 2030 (the “2020 Notes”). Each of the foregoing securities are listed on the New York Stock Exchange.

The following is a summary of the terms of Prudential’s share capital, including brief descriptions of provisions contained in our articles of association, as last amended on 22 March 2019 (the “Articles”). These summaries and descriptions are being provided for information and references purposes only and are not intended to be, and must not be taken as, the basis for any investment decision. Capitalized terms used but not defined herein have the meanings given to them in our annual report on Form 20-F for the fiscal year ended December 31, 2021 of which this Exhibit 2.3 is a part.

DESCRIPTION OF ORDINARY SHARES

General

The issued share capital as at 31 December 2021 consisted of 2,746,412,265 Ordinary Shares, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. Prudential also maintains a secondary listing of the Ordinary Shares on the Singapore Stock Exchange.

Rights and obligations

The issued share capital of Prudential is not currently divided into different classes of shares. The Companies Act 2006 abolished the requirement for a company to have an authorised share capital.

The rights and obligations attaching to the Company’s shares are set out in full in the Articles. There are currently no voting restrictions on the Ordinary Shares, all of which are fully paid, and each share carries one vote on a poll. If votes are cast on a show of hands, each shareholder present in person or by proxy, or in the case of a corporation, by its duly authorised corporate representatives, has one vote. The same individual may be appointed as proxy or as a corporate representative by more than one member.

Holders of Ordinary Shares have the right to participate in a distribution of profits, by way of dividend and have the right to participate in the surplus assets of the Company available for distribution in the event of a winding up or liquidation, voluntary or otherwise in proportion to the amounts paid up or credited as paid up on such Ordinary Shares.

Where, under an employee share scheme, participants are the beneficial owners of the shares but not the registered owners, the voting rights are normally exercisable by the trustee on behalf of the registered owner in accordance with the relevant plan rules. The trustees would not usually vote any unallocated shares held in trust but they may do so at their discretion provided it would be considered to be in the best interests of the beneficiaries of the trust and permitted under the relevant trust deed.

Transfer of shares

In accordance with English company law, shares may be transferred by an instrument of transfer or through an electronic system (currently CREST) and no transfer is restricted except that the Directors may, in certain circumstances, refuse to register transfers of shares. If the Directors make use of that power, they must send the transferee notice of the refusal within two months.

Certain restrictions may be imposed from time to time by applicable laws and regulations (for example, insider trading laws) and pursuant to the Listing Rules of both the Financial Conduct Authority and the Hong Kong Stock Exchange, as well as under the rules of some of the Group’s employee share plans.

Changes in share capital and authority to issue shares

Under English law, directors require authority from shareholders, other than under certain types of employee share schemes, whenever shares are issued. Newly issued shares must first be offered to existing shareholders pro rata to their holdings (pre-emption rights) subject to certain exemptions, for example, where shares are issued for non-cash consideration or in respect of certain types of employee share schemes.

Prudential seeks authority from its shareholders on an annual basis to issue shares up to a maximum amount of which a defined number may be issued without pre-emption rights applying. Dis-application of statutory pre-emption procedures is also available for rights issues. The existing authorities to issue shares and dis-apply pre-emption rights are due to expire at the end of the 2022 annual general meeting of the Company when shareholder approval will be sought to renew and enhance those authorities.

Shares may not be consolidated or sub-divided without approval by an ordinary resolution of the shareholders.

Reductions in Prudential’s issued share capital and share premium account must be approved by a special resolution of the shareholders and must be confirmed by an order of the court.

Subject to the Articles, if the share capital is divided into different classes of shares, the rights of any class of shares may be changed or deemed varied, only if such measure is approved by a special resolution passed at a separate meeting of the members of that class, or with the written consent of members holding at least three quarters of the shares of that class. At least two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class must be present at such a meeting in person or by proxy to constitute a quorum.

The Board may not authorise, create or increase the amount of, any shares of any class or any security convertible into shares of any class or any security which is convertible into shares of any class ranking, as regards rights to participate in the profits or assets in the company, in priority to a series or class of preference shares without the consent in writing of at least three-quarters in nominal value of, or the sanction of a special resolution of, the holders of such series or class of preference shares.

In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange, Prudential confirms that it complies with the applicable law and regulation in the UK in relation to the holding of shares in treasury and with the conditions of the waiver in connection with the purchase of own shares and any treasury shares it may hold.

Dividends

Under English law, Prudential may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realised profits not previously distributed or capitalised, less accumulated, realised losses not previously written off in a reduction or reorganisation of capital. Even if distributable profits are available, Prudential may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (including, for example, the share premium account) and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, Prudential’s Directors may recommend to ordinary shareholders that a final dividend be declared and recommend the amount of any such dividend or determine whether to pay a distribution by way of an interim dividend, and the amount of any such interim dividend, but must take into account Prudential’s financial position. Final dividends become a legal liability of a company upon the later of the date they are declared and the date the shareholder approval expresses them to be payable. Interim dividends only become a legal liability of a company at the point they are paid.

The Company or its Directors determine the date on which Prudential pays dividends. Prudential pays dividends to the shareholders on its share registers on the record date in proportion to the number of Ordinary Shares held by each shareholder. There are no fixed dates on which entitlements to dividends arise. Interest is not payable on dividends or on other amounts payable in respect of Ordinary Shares.

If a shareholder does not claim a dividend within 12 years of such dividend becoming due for payment, such shareholder forfeits their right to receive it. Such unclaimed amounts may be invested or otherwise used for Prudential’s benefit.

The Company periodically undertakes share forfeiture programmes. If a shareholder is recorded as untraced for more than 12 years, the shares are deemed as forfeited and sold by the Company. The proceeds from the sale of the forfeited shares are held for a period of six years by the Company, as required under the Articles.

A number of dividend waivers are in place and these relate to Ordinary Shares issued but not allocated under the Group’s employee share plans. These shares are primarily held by the Trustees and will, in due course, be used to satisfy requirements under the Group’s employee share plans.

DESCRIPTION OF THE AMERICAN DEPOSITARY SHARES

American Depositary Shares, which are frequently referred to as “ADSs”, represent ownership interests in securities that are on deposit with a depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” We have one class of American Depositary Shares registered under Section 12 of the Exchange Act, with each such American Depositary Share representing two Ordinary Shares.

Our ADSs are deposited pursuant to an Amended and Restated Deposit Agreement dated as of June 2000 among Prudential, JPMorgan Chase Bank, N.A. (f/k/a Morgan Guaranty Trust Company of New York), as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”). The following is a summary of the general terms of the Deposit Agreement. This summary does not purport to be complete. For complete information, please read the Deposit Agreement, the form of which has been filed with the SEC as Exhibit (a) to Registration Statement 333-12168.

Dividends and Distributions

An owner of an ADS generally has the right to receive the distributions, if any, that we make on the Ordinary Shares deposited with the custodian bank. Receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the Deposit Agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever the Depositary receives any cash dividend or any other cash distribution on any Ordinary Shares, the Depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders in proportion to the number of ADSs held as of a specified record date, subject to the laws and regulations of England and Wales.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The Depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the Depositary in respect of the Ordinary Shares.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement.

Distributions of Shares

If any distribution upon an Ordinary Share consists of a dividend in, or free distribution of, Ordinary Shares, the Depositary will distribute additional ADRs for an aggregate number of ADSs representing the number of Ordinary Shares received as such dividend or distribution. Holders will receive such ADRs in proportion to the number of ADSs held as of a specified record date. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of additional ADRs will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. In order to pay such taxes or governmental charges, the Depositary may sell all or a portion of the new Ordinary Shares so distributed.

Distribution of Rights

Whenever the Depositary receives any rights to subscribe for additional Ordinary Shares or any rights of any nature, the Depositary has the discretion to determine the appropriate procedure to make such rights available to the holders of ADSs or in disposing of such rights and distributing the net proceeds thereof, subject to the terms of the Deposit Agreement.

Other Distributions

Whenever the Depositary receives any distribution other than cash or Ordinary Shares, the Depositary will cause such securities or property to be distributed to the holders of ADSs in proportion to the number of ADSs held as of a specified record date in any manner the Depositary deems equitable and practicable. Any such distribution will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement.

Changes Affecting Ordinary Shares

The Ordinary Shares held on deposit for a holder’s ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such Ordinary Shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, the securities received by the Depositary will become deposited securities, each ADS will automatically represent its proportionate share of the new deposited securities, and the Depositary may issue new ADSs or ask a holder to surrender such holder’s outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Deposit, Withdrawal and Cancellation

The Depositary will issue ADSs if Ordinary Shares have been deposited or evidence of rights to receive Ordinary Shares with the custodian has been received. Upon payment of its fees and expenses and of any taxes or charges, the Depositary will register the appropriate number of ADSs in the names requested and will deliver the ADSs at the Depositary office facilities in the Borough of Manhattan, the City of New York, to the persons requested.

Upon written instruction, holders may request that the Ordinary Shares represented by the ADSs be withdraw. Upon payment of its fees and expenses and of any taxes or charges, the Depositary will deliver the underlying Ordinary Shares and any other deposited securities underlying the ADSs at the office of the custodian or at the holder’s request, any other place specified in such order.

Voting Rights

As a holder, you generally have the right under the Deposit Agreement to instruct the Depositary to exercise the voting rights for the Ordinary Shares represented by your ADSs.

As soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of holders of Ordinary Shares, the Depositary will distribute to holders of ADSs notice of the same, together with information explaining how to instruct the Depositary to exercise the voting rights of the Ordinary Shares. If the Depositary receives voting instructions from a holder of ADSs, it will endeavor to vote the Ordinary Shares represented by the holder’s ADSs in accordance with such voting instructions. The Depositary will not vote any Ordinary Shares except in accordance with such instructions.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the Depositary, among others:

Service	Fees
Delivery of Receipts against deposit of Ordinary Shares	Up to U.S. 5¢ per ADS issued
Withdrawal of Deposited Securities against surrender of Receipts	Up to U.S. 5¢ per ADS cancelled

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the Depositary and certain taxes and governmental charges such as:

●	fees for the transfer and registration of Ordinary Shares charged by the registrar and transfer agent for the Ordinary Shares in England (i.e., upon deposit and withdrawal of Ordinary Shares);
●	expenses incurred for converting foreign currency into U.S. dollars;
●	expenses for the cable, telex and fax transmissions for delivery of securities;
●	taxes and duties upon the transfer of securities (i.e., when Ordinary Shares are deposited or withdrawn from deposit); and
●	fees and expenses incurred in connection with the delivery or servicing of Ordinary Shares on deposit.

We have agreed to pay certain other charges and expenses of the Depositary. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the Depositary. You will receive prior notice of such changes.

Amendments and Termination

We may agree with the Depositary to amend the Deposit Agreement and the ADSs for any reason without the consent of the holders party thereto. If the amendment adds or increases fees or charges (except for taxes and other governmental charges, transfer or registration fees or certain expenses of the Depositary), or prejudices an important right of ADS holders, it will not become effective until three months after the Depositary notifies the holders of ADSs of such amendment.

No amendment will impair a holder’s right request that the Ordinary Shares represented by the ADSs be withdrawn. If a governmental body adopts new laws or rules that require the Deposit Agreement or ADSs to be amended, we and the Depositary may make the necessary amendments, which could take effect before a holder receives notice thereof.

A holder of ADSs will be bound by the modifications to the Deposit Agreement if such holder continues to hold ADSs after the modifications to the Deposit Agreement become effective.

We have the right to direct the Depositary to terminate the Deposit Agreement. Similarly, the Depositary may in certain circumstances on its own initiative terminate the Deposit Agreement. In either case, the Depositary must give notice to the holders at least 30 days before termination. As soon as practicable after the expiration of six months from the date of termination of the Deposit Agreement, the Depositary will sell the Ordinary Shares and any other the securities held on deposit. The Depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs for the pro rata benefit of the holders of ADSs. At that point, the Depositary will have no further obligations to holders of ADSs other than to account for the funds then held for the holders of ADSs still outstanding.

Limitations on Obligations and Liabilities

The Deposit Agreement expressly limits our and the Depositary’s obligations and liabilities. Under the Deposit Agreement, we and the Depositary:

●	are only obligated to take the actions specifically set forth in the Deposit Agreement without gross negligence or bad faith;
●	are not liable if either of them is prevented, forbidden, subject to civil or criminal penalty on account of, or delayed by law or circumstances beyond its control from performing its respective obligations under the Deposit Agreement;
●	are not liable if either of them exercises discretion permitted under the Deposit Agreement;
●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on a holder’s behalf or on behalf of another party unless satisfactory indemnification is furnished;
●	may rely upon any documents they believe to be genuine and to have been signed or presented by the proper party; and
●	will not be liable for any action or inaction while relying on advice or information from legal counsel or certain other advisers, any holder or anyone else competent to give advice or information.

In addition, a holder may request the Depositary to cause its nominee to take certain actions as a shareholder on your behalf. For actions other than voting, a holder must indemnify the Depositary for any resulting losses, pay the expenses associated with such request and comply with certain other conditions. The Depositary will not, if acting in good faith, be responsible for failing to carry out instructions to vote the ADSs or for the manner in which the ADSs are voted or the effect of the vote.

Pre-Release Transactions

The Depositary may, in certain circumstances, issue ADSs before receiving a deposit of Ordinary Shares or release Ordinary Shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The Deposit Agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The Depositary may retain the compensation received from the pre-release transactions.

Taxes

Holders of ADSs will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the Depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. Holders of ADSs will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The Depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The Depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on a holder’s behalf. However, a holder may be required to provide to the Depositary and to the custodian proof of taxpayer status and residence and such other information as the Depositary and the custodian may require to fulfill legal obligations. Holders are required to indemnify us, the Depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for such holder.

DESCRIPTION OF THE SENIOR DEBT SECURITIES

Our senior debt securities have been and will be issued under and governed by a document called a senior indenture, which we entered into on 14 April 2020 with Citibank, N.A., as senior trustee. The senior trustee has two main roles:

●	first, the senior trustee can enforce the rights of holders of the senior debt securities against us if we default, subject to certain limitations on the extent to which the senior trustee acts on behalf of holders of the senior debt securities; and
●	second, the senior trustee performs administrative duties for us, such as sending interest payments and notices to the holders of the senior debt securities.

As of 31 December 2021 we have issued one series of senior debt securities under Section 12 of the Exchange Act – the 2020 Notes. The 2020 Notes were issued pursuant to the senior indenture, as supplemented by the first supplemental indenture dated as of 14 April 2020.

The senor indenture and its associated documents, including any supplemental indenture relating to a particular series of senior debt securities and the senior debt securities themselves, contain the full text of the matters summarized herein. The following description of the 2020 Notes is a summary and does not purport to be complete. This description is qualified in its entirety by reference, as applicable, to the senior indenture as so supplemented.

General

The senior indenture does not limit the aggregate principal amount of senior debt securities that we may issue thereunder. We may issue such securities under the senior indenture from time to time in one or more series. All senior debt securities of any one series need not be issued at the same time.

We issued $1,000,000,000 aggregate principal amount of the 2020 Notes on 14 April 2020. The 2020 Notes mature on 14 April 2030 and bear interest at a rate of 3.125% per annum. Interest on the 2020 Notes is payable semi-annually in arrears on 14 April and 14 October of each year, with such interest payments having commenced on 14 October 2020. As of 17 March 2022, $1,000,000,000 aggregate principal amount of the 2020 Notes was outstanding.

The Senior Trustee

Citibank, N.A. is senior trustee under the senior indenture. We and certain of our subsidiaries maintain deposit accounts and conduct other banking transactions with Citibank, N.A. in the ordinary course of our business.

Status of the 2020 Notes

The 2020 Notes constitute our direct unsubordinated and unsecured obligations, without any preference among themselves and will rank at least equally with all of our other unsecured and unsubordinated obligations. This ranking is subject to such exceptions as are from time to time applicable under the laws of the United Kingdom and to laws or legal procedures of general applicability relating to or affecting creditors’ rights.

So long as the 2020 Notes remain outstanding, we will not create or permit to exist any mortgage or charge upon the whole or any part of our undertaking or assets (other than assets representing the fund or funds we maintain in respect of long-term business (as defined in the Financial Services and Markets Act 2000 of the United Kingdom)), present or future, to secure payment of any of our or our subsidiaries’ present or future relevant indebtedness, or to secure any guarantee or indemnity in respect thereof, without at the same time securing the 2020 Notes and all amounts payable under the senior indenture in respect thereof equally and ratably with the same security as is created or subsisting to secure any such relevant indebtedness, guarantee or indemnity, or such other security as shall be approved by the holders of at least 75% in principal amount of the outstanding 2020 Notes.

Defaults, Remedies and Waivers of Default

Defaults and Remedies

An “event of default” with respect to the 2020 Notes shall result if:

1.	we do not pay any principal (or premium, if any) on the 2020 Notes on the due date for payment, or default is made on the payment of interest, and, in each case, such default continues for a period of 14 days from the due date for payment;
2.	any covenant or warranty in the senior indenture (other than as stated above with respect to payments when due) has been breached in any material respect and that breach has not been remedied within 30 days of receipt by us of a written notice from the senior trustee, or receipt by us and the senior trustee of written notice of such breach from holders of at least 25% in aggregate principal amount of the outstanding 2020 Notes, requiring that the breach be remedied;
3.	either a court of competent jurisdiction issues an order that is not successfully appealed within 30 days, or an effective shareholders’ resolution is validly adopted, for our winding up;
4.	we stop or threaten to stop payments to creditors generally or we cease or threaten to cease to carry on our business or substantially the whole of our business (except for the purposes of, or in connection with, a reconstruction or amalgamation the terms of which have previously been approved in writing by the holders of at least 75% in aggregate principal amount of the outstanding 2020 Notes);
5.	an encumbrancer takes possession or an administrative or other receiver or an administrator is appointed of the whole or any substantial part of our undertaking, property and assets, or if a distress or execution is levied or enforced upon or sued out against the whole or any substantial part of our chattels and, in the case of any of the foregoing events, is not discharged within 60 days;
6.	we are unable to pay debts within the meaning of Section 123(2) of the Insolvency Act 1986 of the United Kingdom; or
7.	our indebtedness for moneys borrowed (as defined below), which indebtedness in respect of any single company has an outstanding aggregate principal amount of at least £30,000,000 (or its equivalent in any other currency or currencies) is not paid on its due date as extended by any applicable grace period and following a demand therefor, or is declared to be or automatically becomes, due and payable prior to its stated maturity by reason of default or if any guarantee or indemnity in respect of indebtedness for moneys borrowed of any third party that we have given (having in respect of any single company an outstanding aggregate principal amount as aforesaid) is not honored when due and called upon and, in any such case, our liability to make payment is not being contested in good faith.

“Indebtedness for moneys borrowed” means the principal amount of (i) all moneys borrowed and (ii) all debentures (together in each case with any fixed or minimum premium payable on final redemption or repayment) that neither we nor any of our subsidiaries beneficially owns for the time being.

If an event of default occurs and is continuing, the senior trustee or the holders of at least 25% of the aggregate principal amount of the outstanding 2020 Notes may declare by a notice in writing to us (and to the senior trustee if given by the holders of the 2020 Notes):

●	the entire principal amount of (including premium, if any, on) of all such 2020 Notes; and
●	any accrued but unpaid interest payments thereon, to be due and payable immediately. This is called an acceleration of the maturity. If the maturity of the 2020 Notes has been accelerated, but a judgment for payment has not yet been obtained, the holders of a majority in aggregate principal amount of the 2020 Notes may, under certain circumstances, cancel the acceleration.

If an event of default occurs, the senior trustee will have certain additional duties. In that situation, the senior trustee will be obligated to use its rights and powers under the senior indenture, and to use the same degree of care and skill in its exercise of the rights and powers vested in it by the senior indenture, as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The senior trustee will be under no obligation to exercise any of its rights or powers under the senior indenture at the request of any holder of 2020 Notes, unless such holder shall have offered to the senior trustee indemnity and/or security satisfactory to the senior trustee against any loss, liability or expense, and then only to the extent required by the terms of the senior indenture. Subject to these senior indenture provisions for the indemnification of the senior trustee, the holder(s) of a majority in aggregate principal amount of the 2020 Notes will, subject to certain limitations, have the right to direct the time, method and place of conducting any proceeding seeking any remedy available to the senior trustee.

Before holders are allowed to bypass the senior trustee and bring their own lawsuit or other formal legal action or take other steps to enforce their rights or protect their interests relating to the 2020 Notes, all of the following must generally occur:

●	such holders must give the senior trustee written notice that an event of default has occurred, and the event of default must not have been cured or waived;
●	holders of at least 25% of the aggregate principal amount of the 2020 Notes must make a written request that the senior trustee take action because of the event of default, and they or other holders must offer to the senior trustee indemnity and/or security satisfactory to the senior trustee against the cost and other liabilities of taking that action;
●	the senior trustee must not have taken action for 60 days after the above steps have been taken; and
●	during those 60 days, the holders of a majority of the aggregate principal amount of the outstanding 2020 Notes must not have given the senior trustee directions that are inconsistent with the written request of the holders of at least 25% of the aggregate principal amount of the 2020 Notes.

Notwithstanding these limitations, nothing will impair the right of a holder of the 2020 Notes to institute suit for the enforcement of payment of the principal of (and premium, if any, on) and interest, if any, on the 2020 Notes on or after its stated maturity.

The senior trustee will, within 90 days of a default with respect to the 2020 Notes, give to each holder notice of any default it knows about, unless the default has been cured or waived. However, except in the case of a default in the payment of the principal of (or premium, if any), or interest, if any, on the 2020 Notes, the senior trustee will be entitled to withhold such notice if it determines in good faith that withholding of the notice is in the interest of the holder(s) of the 2020 Notes.

We Will Give the Senior Trustee Information about Defaults Annually

We will furnish the senior trustee with an annual certificate of certain of our officers certifying, to the best of their knowledge, whether we are, or have been, in default and specifying the nature and status of any such default. In addition, we are required to provide the senior trustee with written notice within five days of our becoming aware of any event of default, or event that could mature into an event of default, under the senior indenture.

Waivers of Certain Defaults

The holders of not less than a majority in aggregate principal amount of the 2020 Notes may generally also waive any events of default. If this happens, the relevant event of default will be treated as if it had not occurred. No one, however, can waive defaults by us in the payment of the principal of (and premium, if any, on) and interest, if any, on the 2020 Notes or in respect of a covenant or a provision that under the senior indenture (together with any related amendments or supplements thereto) cannot be modified or amended without the consent of each holder of the 2020 Notes.

Consolidation, Merger and Sale or Lease of Assets

We may, without the consent of the holders of the 2020 Notes, consolidate with or merge into or transfer or lease our properties and assets substantially as an entirety, provided that any successor corporation formed by any such consolidation or merger or any such transferee or lessee of our assets is a corporation or other person organized and validly existing under the laws of a member country of the Organisation for Economic Co-operation and Development that assumes our obligations on the 2020 Notes and the senior indenture, and a number of other conditions are met.

Note that any such conditions will apply only if we wish to merge or consolidate with another entity or sell our assets substantially as an entirety to another entity. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the securities or assets or another entity, any transaction that involves a change of control of Prudential but in which we do not merge or consolidate, and any transaction in which we sell less than substantially all our assets.

Modifications

Under certain circumstances, we can make changes to the senior indenture and the 2020 Notes. The following three types of changes are possible.

Changes Requiring Approval by each Holder

The first type of change comprises changes that cannot be made without the specific approval of each holder of the 2020 Notes. These include changes that:

●	change the stated maturity of the principal, any installment of principal or any interest on the 2020 Notes;
●	reduce the rate or amount of any interest;
●	reduce the principal or any premium payable on redemption;
●	change the place of payment;
●	change the right of holders to waive an existing default by majority vote;
●	impair the right to sue for payment;
●	reduce the percentage of holders who must consent to a waiver or amendment of the senior indenture or the waiver of defaults; and
●	make any change to the list of changes that requires the approval of each holder, including the foregoing.

Changes Requiring Majority Approval

The second type of change comprises changes that require approval by the holders of more than 50% of the aggregate principal amount of the outstanding 2020 Notes. Most changes fall into this category, except for those described under “Changes Requiring Approval by each Holder” above and “Changes Not Requiring Approval” below.

Changes Not Requiring Approval

The third type of change does not require any approval by holders of the 2020 Notes. This type is limited to clarifications and other changes that would not adversely affect holders of the 2020 Notes in any material respect.

Waivers of Certain Covenants

Our obligations to comply with certain restrictive covenants in the senior indenture pertaining to corporate existence and maintenance of certain agencies or as pertain to the negative pledge covenant described above may be waived by holders of not less than a majority in aggregate principal amount of the outstanding 2020 Notes.

Notices

Notices to holders of the 2020 Notes in registered form will be given by mail to the addresses of such holders as they appear in the security register, or, in the case of the 2020 Notes held by a depositary, in accordance with the applicable procedures of the Depositary.

Consent to Service; Jurisdiction

We have appointed Jackson National Life Insurance Company at 1 Corporate Way, Lansing, Michigan 48951, as our authorized agent for service of process in any suit or proceeding to which we are party arising out of or relating to the 2020 Notes or the senior indenture that may be instituted in any federal or state court in the Borough of Manhattan in New York City and have submitted to the jurisdiction of those courts. Notwithstanding the foregoing, actions relating to the 2020 Notes or the senior indenture may (subject to certain limitations) be instituted by the holder of the 2020 Notes in any competent court in England and Wales.

Legal Ownership and Form

The 2020 Notes are represented by one or more permanent global securities in fully registered form (the “Global Notes”). The Global Notes have been deposited with DTC, and registered in the name of a nominee of DTC in the form of a global certificate.

The Global Notes

DTC has advised us that pursuant to procedures established by it (i) DTC or its custodian has credited, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes are shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the 2020 Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the 2020 Notes represented by such Global Notes for all purposes under the senior indenture governing. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the senior indenture.

Payments of the principal of, premium, if any, and interest on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Notes. None of we, the trustee or any paying agent under the senior indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

DTC’s present practice is, upon receipt of any payment of principal, premium, if any, and interest on the Global Notes, to credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC. Payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note in accordance with the normal procedures of DTC and with the procedures set forth in the indenture governing the 2020 Notes.

DTC will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture governing the notes, DTC will exchange the Global Notes for certificated securities, which it will distribute to its participants.

Certificated Securities

A Global Note is exchangeable for certificated securities if: DTC (i) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (ii) has ceased to be a Clearing Agency registered under the Exchange Act and, in either case, a successor depositary is not appointed by us within 120 days.

In addition, beneficial interests in a Global Note may be exchanged for certificated securities upon prior written notice given to the trustee by or on behalf of DTC in accordance with the senior indenture. In all cases, certificated securities delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Governing Law

The senior indenture and the 2020 Notes are be governed by and construed in accordance with the laws of the State of New York.